UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                               CLEAN HARBORS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

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                                    184496107
                                 (CUSIP Number)

                                                    with a copy to:
 Stephen Feinberg                                   Robert G. Minion, Esq.
 299 Park Avenue                                    Lowenstein Sandler PC
 22nd Floor                                         65 Livingston Avenue
 New York, New York  10171                          Roseland, New Jersey  07068
 (212) 421-2600                                     (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of $$ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See $ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.                                                              184496107
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only):

                                Stephen Feinberg
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2.    Check the Appropriate Box if a Member of a Group (See Instructions):

(a)                             Not                                          |_|
(b)                             Applicable                                   |_|

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3.    SEC Use Only

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4.    Source of Funds (See Instructions):                                     WC

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e):

                                 Not Applicable
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6.    Citizenship or Place of Organization:                        United States

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Number of                                  7. Sole Voting Power:               *
Shares Beneficially                           ----------------------------------
Owned by                                   8. Shared Voting Power:             *
Each Reporting                                ----------------------------------
Person With
                                           9. Sole Dispositive Power:          *
                                              ----------------------------------
                                          10. Shared Dispositive Power:        *
                                              ----------------------------------
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 2,745,650*

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions):                              Not Applicable

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13.   Percent of Class Represented by Amount in Row (11):               17.5%*

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14.   Type of Reporting Person (See Instructions): IA, IN

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* Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH"), is the holder of warrants to purchase an aggregate of 1,609,250 shares (subject to adjustments in certain circumstances) of common stock, par value $0.01 per share (the "Shares"), of Clean Harbors, Inc., a Massachusetts corporation (the "Company"). In addition, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 169,620 Shares, Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 472,420 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 221,820 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 44,190 Shares, and various other private investment funds (the "Funds") hold in the aggregate 228,350 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of October 6, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,745,650 Shares, or 17.5% of the Shares deemed issued and outstanding as of that date.


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

Item  5. Interest in Securities of the Issuer.

      Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, as of July 29, 2004 there were issued and outstanding 14,084,982 Shares. As of October 6, 2004, Cerberus CH is the holder of warrants to purchase an aggregate of 1,609,250 Shares (subject to adjustments in certain circumstances), Cerberus is the holder of 169,620 Shares, International is the holder of 472,420 Shares, Cerberus Series Two is the holder of 221,820 Shares, Cerberus America is the holder of 44,190 Shares and the Funds hold in the aggregate 228,350 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of October 6, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,745,650 Shares, or 17.5% of the Shares deemed issued and outstanding as of that date.

      The only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the filing of the
Schedule 13D Amendment No. 5 by Mr. Feinberg as of September 23, 2004, was the October 6, 2004 sale of 100,000 Shares, in an ordinary brokerage transaction, at a sale price of $11.62 per Share.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        October 7, 2004


                        /s/ Stephen Feinberg
                        --------------------------------------------------------
                        Stephen Feinberg, on behalf of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., the managing member of Cerberus CH LLC, and Cerberus Series Two Holdings, LLC, Cerberus America Series One Holdings, LLC, Cerberus International, Ltd. and the Funds

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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